Exhibit 99.1

AirTran Airways’ A+ Rewards Program Commences Trading
On Points.com’s Global Points Exchange

Marketplace Offers Members the Ability to Trade A+ Rewards Credits on Loyalty Point Trading Board

TORONTO (May 19, 2009) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF) – owner and operator of the world’s leading loyalty reward program management Web site, www.points.com –  announced today that A+ Rewards, the frequent flier program for AirTran Airways, has begun active trading on the Global Points Exchange (GPX). This new partnership will, for the first time, give A+ Rewards members the opportunity to trade rewards with users in other participating programs on GPX. In addition, those members can also use the Points.com service to track their account balance alongside many of their other rewards programs.

“Adding AirTran to our growing roster of partners on the Global Points Exchange provides an opportunity for its A+ Rewards members, many of whom are business travelers, to leverage their A+ Rewards credits in a new way,” said Points CEO Rob MacLean. “GPX offers the opportunity for members to top up their accounts, whether they’re planning a vacation with their family or upgrading their next business trip.”

The addition of AirTran Airways A+ Rewards allows its members to trade A+ credits with members of any other participating program on GPX, including: Aeroplan®, Alaska Airlines Mileage Plan, American Airlines AAdvantage®, Frontier Airlines EarlyReturns®, Iceland Air Award Points, Delta Air Lines SkyMiles®, Midwest Airlines’ Midwest Miles, TACA International Airlines DISTANCIA and InterContinental’s Priority Club® Rewards.

“We are always looking not only to increase the value of the A+ Rewards program, but also to enhance the benefits members receive,” said Tad Hutcheson, vice president of marketing and sales at AirTran Airways. “GPX provides another great new opportunity for our passengers to utilize the A+ Rewards credits they’ve accumulated.”

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

About AirTran

AirTran Airways, a subsidiary of AirTran Holdings, Inc. (NYSE: AAI) and a Fortune 1000 company, has been ranked the number one low cost carrier in the Airline Quality Rating study for the past two years. The airline offers coast-to-coast flights on North America’s newest all-Boeing fleet, with amenities including Business Class and complimentary XM Satellite Radio on every flight. To book a flight, visit airtran.com.

Points.com Announces Partnership with AirTran Airways, page 2

For more information contact:

Investor relations:

Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Media relations:

David Cumpston
Allison & Partners
T. 415-277-4917; E. david@allisonpr.com

Business enquiries:

Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

AirTran A+ Rewards

Business enquiries:

Christopher White
Director, Public Relations
T. 678-254-7442